Ameritrade Holding Corporation
Datek Online Holdings Corp.
Commission File No. 333-88632

[This information was placed on the Ameritrade Holding Corporation web site]

July 2, 2002

A note to our valued Clients, Shareholders and Associates:

Ever since last April — when Ameritrade Holding Corporation and Datek Online Holdings Corporation announced plans to merge — we’ve been working to ensure that our merger will result in genuine benefits for you. As we continue to move forward, I wanted to give you an update of where we stand today, and a timetable of what you can expect in the coming months.

We’re pleased to report that our merger is proceeding right on track, and we anticipate a closing this summer. Right now, we’re in the process of satisfying legal requirements and proceeding with necessary filings. For example:

•	Both Ameritrade and Datek have received clearance from the Federal Trade Commission and the U.S. Department of Justice to combine our two companies. This clearance follows the required 30-day waiting period under the Hart-Scott-Rodino Antitrust Improvements Act, during which no requests for additional information were received from either government agency. This waiting period expired on May 28, 2002.

•	We have filed an S-4 registration statement with the Securities and Exchange Commission (SEC). This filing includes information about the merger and is subject to SEC review. After the SEC review process is completed and the SEC declares the S-4 registration statement effective, we will mail the joint proxy statement/prospectus included in the S-4 to stockholders of both companies in advance of their vote.

•	Our stockholders will vote on approval of the merger at a special meeting of stockholders. We’ll set the date for the meeting at the end of the SEC review process. Datek’s stockholders will vote on approval of the merger at a special meeting of its stockholders to be held the day after our stockholders meeting.

•	Datek’s broker-dealer subsidiaries notified the NASD of the merger to obtain the NASD’s required approval of the change in the control of the broker-dealer subsidiaries and they are in the process of supplying requested background information to the NASD.

We’re looking forward to moving ahead to complete the merger. In the meantime, please continue to use your Ameritrade account as usual, and watch amtd.com for future updates.

If you have questions or comments, we definitely want to hear them. Just e-mail me directly at JoeM@Ameritrade.com. Your needs are our focus, and through our combined companies, we are committed to bringing you a better investing and trading experience than ever before.

Thank you.

Sincerely,

Joe Moglia
Chief Executive Officer
Ameritrade Holding Corporation.

Investors are urged to read the joint proxy statement/ prospectus included in the Arrow Stock Holding Corporation registration statement on Form S-4 (Registration No. 333-88632) concerning the merger of Ameritrade Holding Corporation and Datek Online Holdings Corp. filed with the Securities and Exchange Commission because it contains important information. Investors may obtain this document for free from the Commission’s Web site at www.SEC.gov or from Ameritrade by contacting its Investor Relations Department at
402-331-7856.

Ameritrade, Inc., member NASD/SIPC, is a subsidiary of Ameritrade Holding Corporation. Ameritrade is a registered service mark and Ameritrade and logo is a trademark of Ameritrade IP Company, Inc. Used with permission. All rights reserved.